300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 12, 2010

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds Jay Williamson Jim Lopez Brian Bhandari Raj Rajan

	Re:	Express Parent LLC Registration Statement on Form S-1 (SEC File No. 333-164906)

Gentlemen:

This letter is being furnished on behalf of Express Parent LLC (the “Company”) in response to a letter to the Company dated May 12, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-164906) (as amended, the “Registration Statement”) that was originally filed with the Commission on February 16, 2010.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

General Comments

1)	We note that your response to prior comment one from our letter date May 11, 2010. As you did not make the complete representations requested, our comment will be reissued. Please confirm that:

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

May 12, 2010

•

Express, Inc. will file a post-effective amendment as soon as practicable after pricing and before closing expressly adopting the registration statement as its own registration statement for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect;

•	The post-effective amendment will be signed on behalf of Express, Inc. and Express, Inc.’s then current officers and directors, as applicable; and

•

A new signed and dated legality opinion will be filed with the post-effective amendment removing the qualifications, assumptions and limitations associated with your current opinion as they relate to the Reorganization or other matters.

Response: In response to the Staff’s comment, we confirm the undertaking of the Company to the Commission to cause Express, Inc. to file a post-effective amendment to the Registration Statement in order to adopt the Registration Statement as its own for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934. We confirm the undertaking of the Company to include in the post-effective amendment any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect. We also confirm the undertaking of the Company to the Commission to cause the post-effective amendment to be signed on behalf of Express, Inc. and Express, Inc.’s then current principal executive officer, principal financial officer/principal accounting officer and directors.

We confirm that a new signed and dated legality opinion from Kirkland & Ellis LLP will be included in the post-effective amendment that will not contain the qualifications, assumptions and limitations associated with our current opinion as they pertain to the Reorganization and other applicable matters of fact that have occurred prior to the delivery of the opinion.

1.	In this regard, please confirm that you will not file a post-effective amendment pursuant to Rule 462 of Regulation C. Also, advise us of the explanatory statement you anticipate using in the post-effective amendment.

Response: We confirm that the Company’s post-effective amendment to its Registration Statement referred to in response 1 above will not be filed pursuant to Rule 462 of Regulation C. The post-effective amendment referred to in response 1 above will contain the following explanatory note in which Express, Inc. adopts the Registration Statement as its own.

Securities and Exchange Commission

May 12, 2010

“On May 12, 2010, after the Registration Statement on Form S-1 of Express Parent LLC (File No. 333-164906) (as amended, the “Registration Statement”) was declared effective by the Securities and Exchange Commission and prior to the sale of any shares of common stock, Express Parent LLC converted to a Delaware corporation and was renamed Express, Inc. This Post-Effective Amendment No. 1 to the Registration Statement is being filed by Express, Inc. for the purposes of (i) adopting the Registration Statement as its own and (ii) filing as Exhibit 5.1 a validity opinion addressed to Express, Inc. with respect to the shares of common stock of the registrant subject of the Registration Statement.

Express, Inc. hereby expressly adopts the Registration Statement as its own for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934.

In addition, each of the persons set forth on the signature page to the Registration Statement as filed prior to the conversion by Express Parent LLC has, following the conversion, continued to serve Express, Inc. in the same director and/or officer capacities set forth next to his or her name on the signature page to the Registration Statement, and has signed this Post-Effective Amendment No. 1 to the Registration statement in such capacity.

No changes or additions are being made hereby to the prospectus that forms a part of the Registration Statement. Accordingly, the prospectus is being omitted from this filing.”

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP